Exhibit (e)(3)

CONFIDENTIAL

April 18, 2016

Textura Corporation

1405 Lake Cook Road

Deerfield, IL 60015

Attn: David Habiger, Chief Executive Officer

Dear David:

Reference is made to the Proposal Letter, dated April 18, 2016, from Oracle Corporation (“Oracle”) to Textura Corporation (the “Company”) relating to a proposed transaction (the “Proposed Transaction”) involving the Company and Oracle. In order to induce Oracle to enter into due diligence and negotiation of definitive documentation with the Company regarding the Proposed Transaction (and in recognition of the time and effort that Oracle may invest and the expenses that Oracle may incur in pursuing these negotiations and in investigating the Company’s business), each of the Company and Oracle, intending to be legally bound, agrees as set forth below in this letter (this “Transaction Letter”):

1. Due Diligence and Definitive Documentation. The Proposed Transaction is subject to Oracle’s completion of its due diligence investigation and the negotiation and execution of definitive agreements, including voting agreements from certain of the directors and officers of the Company in respect of all of his or her shares of capital stock of the Company including any shares of capital stock owned by a director’s or an officer’s spouse (collectively, the “Definitive Agreements”). The initial drafts of the Definitive Agreements will be prepared by counsel for Oracle, setting forth the terms and conditions of the Proposed Transaction.

2. Access and Cooperation. Prior to the Termination Date (as defined below), the Company will use commercially reasonable efforts to provide Oracle and Oracle’s Representatives (as defined in that certain Confidential Disclosure Agreement dated as of December 21, 2015 between the Company and Oracle (the “Confidentiality Agreement”)) with reasonable access to the Company and its officers, employees, counsel, auditors, books and records and properties and with reasonable opportunity to investigate the Company’s business, financial condition and results of operations for purposes of evaluating the Proposed Transaction. The Company will provide access to information requested by Oracle by means of an electronic data room. In addition, Oracle considers the Company’s intellectual property to be a critical component of the Proposed Transaction. As such, Oracle will also conduct a thorough review of the Company’s product code and other intellectual property for legal and compliance purposes including, without limitation, a scan of source code, an examination of inbound third party licenses, an evaluation of contracts involving custom or bespoke development, and a review of all invention assignment agreements with current and former employees, consultants and contractors.

3. Retention Programs. Oracle considers the retention of certain members of the Company’s management and/or employee base an important component of the Proposed Transaction, and the Company agrees to work with Oracle to facilitate the retention of certain persons as specified and requested by Oracle. To maximize Oracle’s retention opportunities, the Company agrees that, prior to the Termination Date, it will not, without Oracle’s prior written consent, accelerate, or permit the acceleration of, the vesting or exercisability of any options or other equity interests of any person, make any discretionary cash payments to employees (other than in the ordinary course of business consistent with past practice), issue any equity compensation awards (other than in the ordinary course of business consistent with past practice), make any changes to any existing employment or other agreements with employees or enter into any new employment agreements with any employees, enter into severance or retention plans or arrangements, implement any salary increases or bonus plans, create any retention-related pools of cash, shares or other payments, or agree to do any of the foregoing, except as required by law or as expressly required to be made pursuant to the terms of plans or agreements in effect on the date of this Transaction Letter and provided to Oracle or included with, or described in, the Company’s filings with the Securities and Exchange Commission. For the avoidance of doubt, this provision shall apply to any issuance of, or agreements to issue, shares, options, other securities, “phantom shares” or other instruments linked to equity securities made on or after the date of this Transaction Letter and prior to the Termination Date, except as required to be made pursuant to the terms of plans or agreements in effect on the date of this Transaction Letter and provided to Oracle or included with, or described in, the Company’s filings with the Securities and Exchange Commission.

4. Public Disclosure; Confidentiality. The terms of the Confidentiality Agreement will continue to apply to all information referred to therein and all information included in this Transaction Letter.

5. Exclusivity. The Company has ceased, or contemporaneously with the execution hereof will cease, and will instruct and use its commercially reasonable to cause its officers, directors, employees, controlled affiliates, agents and representatives (collectively, “Representatives”) to cease, any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined below). Until the Termination Date (as defined below), the Company will not, and will instruct and use its commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding, with any other person or entity regarding a Third Party Acquisition or (ii) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity that may be considering a Third Party Acquisition (except that the foregoing shall not limit disclosure of nonpublic information in connection with the Company operating or conducting its business in the ordinary course consistent with past practice). Prior to the Termination Date, if the Company or any of its Representatives becomes aware of any (x) inquiry, request, proposal or offer by another person or entity with respect to any Third Party Acquisition or (y) breach of the obligations set forth in this paragraph 5, the Company shall promptly, and in any event within 24 hours, notify Oracle of any such inquiry, request, breach, proposal or offer, indicate the identity of the offeror and the material terms and conditions of any such proposal or offer or the nature of any such inquiry, request or breach, and thereafter keep Oracle reasonably informed, on a reasonably current basis, of the status and terms of any such inquiry, request, breach, proposal or offer. Prior to the Termination Date, the Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party. For purposes of this Transaction Letter, “Third Party Acquisition” means any offer or proposal, by or on behalf, of any person other than Oracle for a transaction in any form, including any share or asset sale or purchase, tender or exchange offer, or merger, consolidation, reorganization, spin-off or liquidation, that would result in the ownership by such person or its shareholders, directly or indirectly, of 15% or more of the consolidated assets or voting securities of the Company or of any of its subsidiaries whose assets, in the aggregate, constitute 15% or more of the consolidated assets of the Company.

6. Termination. This Transaction Letter shall expire at 5:00 a.m., Pacific Daylight Time, on the later of (i) April 28, 2016, and (ii) the date that the Company delivers to Oracle written notice that the Company no longer wishes to pursue the Proposed Transaction (the “Termination Date”), unless such date shall have been extended by mutual agreement of the parties hereto. From the date of acceptance of this Transaction Letter by the Company through the Termination Date, the Company shall conduct its business in the ordinary course consistent with past practice, except as otherwise provided herein, and shall not acquire, or enter into any agreement or understanding with respect to the acquisition of any business, whether by purchase of stock or assets, or by merger, consolidation or otherwise, without Oracle’s prior written consent.

7. Fees, Costs and Expenses. Each party hereto shall bear its respective costs and expenses related to the Proposed Transaction, including, the fees and expenses of its respective counsel, accountants and financial advisors. Each party acknowledges that entering into discussions regarding the Proposed Transaction will require the investment of time and resources by both parties, including the engagement of outside advisors or the incurring of other added expense. Accordingly, each party agrees that it will bear its own expenses and the expenses of its Representatives and will not seek any recourse against the other party for any expenses, fees or other losses if the Proposed Transaction does not occur; provided, however, Oracle shall be entitled to seek any and all remedies available against the Company including any expenses, fees or other losses if the Company breaches paragraph 5 above.

8. Governing Law. This Transaction Letter and the matters set forth herein will be governed by and construed in accordance with the laws of Delaware without regard to the conflict of law rules thereof. Each of the parties hereto hereby submits to the exclusive jurisdiction of any federal court located in the State of Delaware or any Delaware state court (and of the appropriate appellate courts therefrom), and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such proceedings in such a court and any claim that any such proceedings brought in such a court have been brought in an inconvenient forum.

9. Counterparts. This Transaction Letter may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Transaction Letter shall become effective when each party hereto shall have received a counterpart hereof signed by the other party. Until and unless each party hereto has received a counterpart hereof signed by the other party, this Transaction Letter shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

10. Effect. If the foregoing accurately summarizes our understanding with respect to the Proposed Transaction, please date and execute the duplicate original of this Transaction Letter that is enclosed and return the same to the undersigned. This Transaction Letter sets forth the parties’ intentions with respect to a Proposed Transaction, but, except for paragraphs 3 through 10, which shall be binding obligations, shall not give rise to any binding obligations. No such obligations (except for paragraphs 3 through 10, which shall immediately be binding upon your acceptance of this Transaction Letter) shall arise unless and until the Definitive Agreements have been executed and delivered by the parties hereto.

Very truly yours,

ORACLE CORPORATION

By:	/s/ Douglas Kehring
Name:	Douglas Kehring
Title:	Authorized Signatory

Accepted: April 18, 2016

TEXTURA CORPORATION

By:	/s/ Ryan Lawrence
Name:	Ryan Lawrence
Title:	EVP, Chief Legal Officer

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